EXHIBIT 99.1

Alvotech Reports Record Results for 2024 and Provides Business Update

  Total Revenues in 2024 reached $492 million, representing a 427% increase over prior year
  Product Revenues in 2024 reached $273 million, representing a 462% increase over prior year
  Adjusted EBITDA in 2024 was $108.3 million compared to negative $291 million in 2023
  Submissions in major global markets were made in 2024 for three new proposed biosimilars. All applications have been subsequently accepted by the relevant regulatory authorities.
  Alvotech will conduct a business update conference call and live webcast on Thursday March 27, 2025, at 8:00 am ET (12:00pm GMT).

REYKJAVIK, Iceland, March 26, 2025 (GLOBE NEWSWIRE) -- Alvotech (NASDAQ: ALVO, or the “Company”), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, today reported financial results for full year 2024 and provided a summary of recent pipeline and corporate highlights. Management will conduct a business update conference call and live webcast on March 27, 2024, at 8:00 am ET (12:00 pm GMT).

“Our 2024 results demonstrate Alvotech’s best-in-class and end-to-end manufacturing and R&D capabilities, made possible by the substantial investments in infrastructure and development over the past decade,” said Robert Wessman, Chairman and CEO of Alvotech. “We reached record revenue from both products sales and development milestones, as well as positive EBITDA for the first time in our history. More importantly, we accomplished these results while completing a record year in development, filing three submissions in major global markets that pave the way for near term growth. Our earlier stage pipeline offers further operating leverage.”

Joel Morales, Chief Financial Officer, added: “We met our financial guidance for the year while successfully diversifying our revenue across both products and geographies. Additionally, our product margins improved quarter by quarter, driven by higher utilization, greater scale, and process efficiencies – highlighting the strength and potential of our end-to-end platform. This past year was transformational for Alvotech, and I couldn’t be more pleased with our operations and performance.”

Joseph McClellan, Chief Scientific Officer, commented: “Our success in development stems equally from experience, state-of-the-art infrastructure, and process. Seamless integration of R&D with in-house manufacturing and quality enables us to accelerate development without compromising standards. Looking ahead, we are poised for rapid pipeline expansion, having completed the development of 18 additional cell lines, beyond our already substantial disclosed portfolio. With the recent addition of XBrane’s R&D operations, we are not only enhancing our capabilities but also reinforcing our position as a global leader in biosimilar development – enabling us to run multiple development projects with greater speed, scale, and efficiency than ever before.”

Recent Business Highlights Since Our Last Earnings Release

December 2024
Alvotech announced the addition of its stock to the Nasdaq Biotechnology Index (NASDAQ:NBI). Companies in the Nasdaq Biotechnology Index must meet various eligibility requirements, including minimum market capitalization and average daily trading volume, among other criteria.

January 2025
Alvotech and Teva announced filing acceptance of U.S. Biologics License Applications (BLAs) for AVT05, a proposed biosimilar to Simponi® and Simponi Aria® (golimumab). This announcement follows acceptance of the Marketing Authorization Application for the same biosimilar candidate by the European Medicines Agency in November of 2024, in partnership with Advanz Pharma. Both submissions were the first applications for a proposed biosimilar to Simponi® or Simponi Aria® in either market.

February 2025
Alvotech and Teva announced filing acceptance of U.S. Biologics License Application for AVT06, a proposed biosimilar to Eylea® (aflibercept) LD. This announcement follows acceptance of the Marketing Authorization Application for the same biosimilar candidate by the European Medicines Agency in August of 2024 in partnership with Advanz Pharma.

Alvotech and Teva also announced the launch of SELARSDI™ (ustekinumab-aekn) in the U.S., a biosimilar to Stelara®. FDA has determined that SELARSDI will be interchangeable with the reference biologic Stelara® following the expiration of exclusivity for the first interchangeable biosimilar, on April 30, 2025. SELARSDI is the second biosimilar developed by Alvotech to launch in the U.S. market.

March 2025
Alvotech and Dr. Reddy’s Laboratories announced filing acceptance of U.S. Biologics License Application for AVT03, a proposed biosimilar to Prolia and Xgeva (denosumab). This announcement follows acceptance of the Marketing Authorization Application for the same biosimilar candidate by the European Medicines Agency in October of 2024 in partnership with STADA and Dr. Reddy’s Laboratories.

Alvotech, Kashiv and Advanz also announced that the UK Medicines and Healthcare Products Regulatory Agency (MHRA) has accepted a marketing application for AVT23, a proposed biosimilar to Xolair® (omalizumab). Xolair is a biologic indicated for treatment of severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps.

Alvotech also announced the acquisition of Xbrane’s R&D operations near Stockholm, Sweden and of a biosimilar candidate referencing Cimzia® (certolizumab pegol). The acquisition, subject to approvals from the relevant authorities and XBrane’s shareholders, increases the company’s pipeline and R&D capabilities to drive future development. Alvotech also announced its intentions to explore the possibility of a listing of Swedish Depository Receipts (SDR), equity share equivalents, on the Nasdaq Stokholm stock market, in the future.

Uri Hillel was appointed Chief Quality Officer (CQO) for Alvotech on March 8, 2025. Uri joins Alvotech from Teva, where he was Vice President, Quality R&D and Complex Biologics Manufacturing Supply Operations (CBMSO). Earlier in his career, Uri served as the Global Head of Quality Compliance, where he established Teva's Management Controls, including the Quality Management System (QMS), Audit function, Inspection readiness, Quality Metrics and Market Action Committee. Uri holds a Bachelor of Pharmacy degree from the University of Jerusalem in Israel.

Summary of the Financial Results for 2024 Full Year

Cash position and sources of liquidity: As of December 31, 2024, the Company had cash and cash equivalents of $51.4 million. In addition, the Company had borrowings of $1,068.6 million, including $32.7 million of current portion of borrowings.

Product Revenue: Product revenue was $273.5 million for the year ended December 31, 2024, compared to $48.7 million for the same period in the prior year. Revenue for the year ended 31 December 2024, consisted of product revenue from sales of AVT02 in select European countries and Canada, launch of AVT02 in the U.S., and the launches of AVT04 in Canada, Japan and select European markets.

License and Other Revenue: License and other revenue was $216.2 million for the year ended December 31, 2024, compared to $42.7 million for the same period in the prior year. The license and other revenue of $216.2 million was primarily attributable to the achievement of key research and development milestones during 2024: $6.6 million for the approval of AVT04 in Europe, $16.8 million for the CTA submission for AVT16, a total of $34.4 million for the MAA submissions with the EMA for AVT03, AVT05, and AVT06, $39.1 million for the CES completion of AVT03, and $56.4 million for the CES completion of AVT05. This also included the following performance milestones reached during 2024: $6.9 million for the achievement of sales target of AVT02 in Europe and Canada, $15.4 million for the product launches of AVT04 in Europe and Japan, $18.8 million for the product launch of AVT02 in the U.S., and a net milestone revenue of $20.4 million for the execution of out-license contracts during the year ended 31 December 2024.

Cost of product revenue: Cost of product revenue was $185.3 million for the year ended December 31, 2024, compared to $160.9 million for the same period in the prior year. This is the result of increased sale volumes during 2024, including the launches of AVT02 in the U.S., AVT04 in Canada, Japan and select European countries, tempered by lower production-related charges and lower costs associated with FDA inspection readiness.

Research and development (R&D) expenses: R&D expenses were $171.3 million for the year ended December 31, 2024, compared to $210.8 million for the same period in the prior year. The decrease was primarily driven by a one-time charge of $18.5 million relating to the termination of the co-development agreement with Biosana for AVT23 recognized during the year 2023, a decrease of $6.3 million primarily related to programs which reached commercialization (i.e., AVT02 and AVT04 programs), a decrease of $25.0 million related to programs for which the clinical phase is substantially completed (i.e. AVT03, AVT05, and AVT06), and overall lower headcount and other R&D expenses for $8.2 million, partially offset by a $20.0 million increase in direct program expenses mainly due to AVT16 that is advancing through clinical phase.

General and administrative (G&A) expenses: G&A expenses were $65.7 million for the year ended December 31, 2024, compared to $76.6 million for the same period in the prior year. The decrease in G&A expenses was primarily attributable to $4.5 million in lower third-party services, lower insurance premiums and headcount, coupled with a $6.0 million decrease in expenses for share-based payments.

Operating profit: Operating profit was $69.6 million for the year ended December 31, 2024, compared to ($354.9) million for the same period in the prior year. The increase of $424.5 million was primarily attributable to the sharp increase in total revenues due to a combination of expansion of our product commercialization and milestones recognition for advancing our product through our pipeline and achieving contractual sales targets. This is coupled with a decrease in operating expenses driven by continuing efforts by the Company to scale and rationalize operations.

Share of net loss of joint venture and loss on sale of interest in joint venture: In June 2024, the Company sold its share in the joint venture for gross proceeds of $18.0 million (less $1.3 million in transaction costs). The sale resulted in a net loss of $3.0 million during the year ended December 31, 2024.

Finance income: Finance income was $80.1 million for the year ended December 31, 2024, compared to $4.8 million for the same period in the prior year. Finance income for the year ended December 31, 2024 was primarily attributable to the change in fair value of our derivatives [primarily driven by the Tranche A Conversion Feature of the 2022 Convertible bonds impacted by the bond holders exercising their right to conversion into ordinary shares on the last scheduled conversion date prior to maturity, which was July 1, 2024]. Finance income for the year ended December 31, 2023, was mainly attributable to interest recognized from bank accounts.

Finance costs: Finance costs were $303.2 million for the year ended December 31, 2024, compared to $267.2 million for the same period in the prior year. Finance costs for the year ended December 31, 2024, were primarily comprised of a $130.5 million finance costs reflecting the fair value of the Predecessors Earn Out shares, which was negatively impacted by the increase in the Company's share price during the year, and by interest charges on outstanding debts of $147.4 million.

Loss on extinguishment of financial liabilities: On June 7, 2024, the Company entered into a $965.0 million Senior Loan Facility, maturing in July 2029 that was funded in July 2024. Upon the closing of the Senior Loan Facility, the Company was required to settle its existing debt obligations. In parallel, the Company announced that all holders of the Tranche A and some holders of the Tranche B of the 2022 Convertible Bonds exercised their right to conversion into ordinary shares at the fixed conversion price of $10.00 per share on the last scheduled conversion date prior to maturity, which is July 1, 2024. Similarly, some holders of the Aztiq Convertible Bonds decided to exercise similar conversion right into ordinary shares at the same conversion price. A loss on extinguishment of financial liabilities of $69.0 million related to the refinancing of existing debt obligations, including the conversion of the 2022 Convertible Bonds and Aztiq Convertible Bonds, was recorded during the year ended December 31, 2024.

Income tax (expense) / benefit: Income tax expense was $14.3 million for the year ended December 31, 2024, compared to a benefit of $99.3 million for the same period in the prior year. The shift from a tax benefit to a charge is driven by a $94.9 million increase in deferred tax expense corresponding to positive operating results reported for the year ended December 31, 2024 and a $16.8 million increase in foreign currency impact due to the weakening of the Icelandic krona against the U.S. Dollar, decreasing the U.S. Dollar value of Icelandic tax loss carry-forwards that the Company expects to utilize against future taxable profits.

Loss for the Year: Reported net loss was $231.9 million, or ($0.87) per share on a basic and diluted basis, for the year ended December 31, 2024, compared to a reported net loss of $551.8 million, or ($2.42) per share on a basic and diluted basis, for the same period in the prior year. As mentioned above, the net loss for the period is heavily impacted by the fair value costs associated with our derivative liabilities and the impact of the refinancing of the existing debt obligations.

Business Update Conference Call
Alvotech will conduct a business update conference call and live webcast on Thursday, March 27, at 8:00 am ET (12:00 noon GMT). Registration for the conference call and access to the live webcast is found on https://investors.alvotech.com/events/event-details/q4-2024-earnings-full-year, where you will also be able to find a replay of the webcast, following the call for 90 days.

About AVT02 (adalimumab)
AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in over 50 countries globally, including the U.S., Europe, Canada, Australia, Egypt, Saudi Arabia and South Africa. It is currently marketed in the U.S. as SIMLANDI and under private label (adalimumab-ryvk), in Europe as HUKYNDRA, in Canada as SIMLANDI and in Australia as ADALACIP. Dossiers are also under review in multiple countries globally.

About AVT04 (ustekinumab)
AVT04 is a monoclonal antibody and a biosimilar to Stelara® (ustekinumab). Ustekinumab binds to two cytokines, IL-12 and IL-23, that are involved in inflammatory and immune responses [1]. AVT04 has been launched in Canada as JAMTEKI, in the EEA as UZPRUVO, in Japan as USTEKINUMAB BS (F) and in the U.S. as SELARSDI (ustekinumab-aekn). Dossiers are also under review in multiple countries globally.

About AVT03
AVT03 is a human monoclonal antibody and a biosimilar candidate to Prolia® and Xgeva® (denosumab). Denosumab targets and binds with high affinity and specificity to the RANK ligand membrane protein, preventing the RANK ligand/RANK interaction from occurring, resulting in reduced osteoclast numbers and function, thereby decreasing bone resorption and cancer-induced bone destruction [2]. AVT03 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT06/AVT29
AVT06/AVT29 is a recombinant fusion protein and a biosimilar candidate to Eylea® (aflibercept) 2 mg and 8 mg dose, which binds vascular endothelial growth factors (VEGF), inhibiting the binding and activation of VEGF receptors, neovascularization, and vascular permeability [3]. AVT06/AVT29 are investigational products and have not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

About AVT16
AVT16 is a human monoclonal antibody and a biosimilar candidate to Entyvio® (vedolizumab). Vedolizumab targets and binds specifically to the alpha-4-beta-7 protein, which is preferentially expressed on T helper lymphocytes (white blood cells) which migrate into the gastrointestinal tract and cause inflammation characteristic of Ulcerative Colitis and Chron’s disease [4]. AVT16 is an investigational product and has not received regulatory approval in any country. Biosimiliarity has not been established by regulatory authorities and is not claimed.

About AVT23
AVT23 is a proposed biosimilar to Xolair® (omalizumab). Omalizumab is a humanized monoclonal antibody that targets free immunoglobulin E (IgE). Xolair, which contains omalizumab, is indicated for severe persistent allergic asthma and chronic rhinosinusitis with nasal polyps (CRSwNP) [5]. AVT23 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not been established by regulatory authorities and is not claimed.

Sources
[1] Uzpruvo product information
[2] Prolia product information
[3] Eylea product information
[4] Entyvio product information
[5] Xolair product information

Use of trademarks
Humira is a registered trademark of AbbVie Inc. Stelara is a registered trademark of Johnson & Johnson Inc. Prolia and Xgeva are registered trademarks of Amgen Inc. Elyea is a registered trademark of Regeneron Pharmaceuticals Inc. and Bayer AG. Entyvio is a trademark of Millennium Pharmaceuticals, Inc. Xolair is a registered trademark of Novartis AG.

About Alvotech
Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech has launched two biosimilars. The current development pipeline includes nine disclosed biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Dr. Reddy’s (EEA, UK and US), Biogaran (FR), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

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Alvotech Forward Looking Statements
Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory submissions, review and interactions, the potential approval and commercial launch of its product candidates, the timing of regulatory approval, and market launches. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the ability to raise substantial additional funding, which may not be available on acceptable terms or at all; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, conflicts in Ukraine, the Middle East and other global geopolitical tension, on the Company’s business, financial position, strategy and anticipated milestones; and (18) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

ALVOTECH INVESTOR RELATIONS AND GLOBAL COMMUNICATIONS
Benedikt Stefansson, VP
alvotech.ir@alvotech.com

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss
USD in thousands, except for per share amounts	2024	2023	2022
Product revenue	273,472	48,699	24,836
License and other revenue	216,210	42,735	58,193
Other income	2,296	1,948	1,988
Cost of product revenue	(185,309)	(160,856)	(64,095)
Research and development expenses	(171,312)	(210,827)	(180,622)
General and administrative expenses	(65,713)	(76,559)	(186,742)
Operating profit / (loss)	69,644	(354,860)	(346,442)
Share of net loss of joint venture	—	(7,153)	(2,590)
Impairment loss on investment in joint venture	—	(21,519)	—
Loss on sale of interest in joint venture	(2,970)	—	—
Finance income	80,145	4,823	2,549
Finance costs	(303,165)	(267,157)	(188,419)
Exchange rate differences	8,161	(5,183)	10,566
Loss on extinguishment of financial liabilities	(69,378)	—	(27,311)
Non-operating loss	(287,207)	(296,189)	(205,205)
Loss before taxes	(217,563)	(651,049)	(551,647)
Income tax (expense) / benefit	(14,301)	99,318	38,067
Loss for the year	(231,864)	(551,731)	(513,580)
Other comprehensive loss
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations	(690)	(86)	(6,111)
Total comprehensive loss	(232,554)	(551,817)	(519,691)
Loss per share
Basic and diluted loss for the year per share	(0.87)	(2.43)	(2.60)

Unaudited Condensed Consolidated Interim Statements of Financial Position USD in thousands
Non-current assets	31 December 2024	31 December 2023
Property, plant and equipment	284,546	236,779
Right-of-use assets	125,198	119,802
Goodwill	11,330	12,058
Other intangible assets	20,621	19,076
Contract assets	22,710	10,856
Interest in joint venture	—	18,494
Other long-term assets	3,615	2,244
Restricted cash	—	26,132
Deferred tax assets	298,360	309,807
Total non-current assets	766,380	755,248
Current assets
Inventories	127,889	74,433
Trade receivables	160,217	41,292
Contract assets	67,304	35,193
Other current assets	48,064	31,871
Receivables from related parties	118	896
Cash and cash equivalents	51,428	11,157
Total current assets	455,020	194,842
Total assets	1,221,400	950,090

Unaudited Condensed Consolidated Interim Statements of Financial Position
USD in thousands

Equity	31 December	31 December
	2024	2023
Share capital	2,826	2,279
Share premium	2,007,058	1,229,690
Other reserves	17,272	42,911
Translation reserve	(2,218)	(1,528)
Accumulated deficit	(2,437,709)	(2,205,845)
Total equity	(412,771)	(932,493)
Non-current liabilities
Borrowings	1,035,882	922,134
Derivative financial liabilities	210,224	520,553
Lease liabilities	112,137	105,632
Contract liabilities	80,721	73,261
Deferred tax liability	1,811	53
Total non-current liabilities	1,440,775	1,621,633
Current liabilities
Trade and other payables	67,126	80,563
Lease liabilities	9,515	9,683
Current maturities of borrowings	32,702	38,025
Liabilities to related parties	8,465	9,851
Contract liabilities	15,980	59,183
Taxes payable	204	925
Other current liabilities	59,404	62,720
Total current liabilities	193,396	260,950
Total liabilities	1,634,171	1,882,583
Total equity and liabilities	1,221,400	950,090

Unaudited Condensed Consolidated Interim Statements of Cash Flows USD thousands
Cash flows from operating activities	2024	2023	2022
Loss for the period	(231,864)	(551,731)	(513,580)
Adjustments for non-cash items:
Gain on extinguishment of SARs liability	—	—	(4,803)
Share-listing expense	—	—	83,411
Long-term incentive plan expense	—	78	5,492
Depreciation and amortization	31,301	24,210	20,409
Impairment of other intangible assets	—	1,779	2,755
Change in allowance for receivables	(946)	18,500	—
Change in inventory reserves	(3,483)	8,341	—
Loss on disposal of property, plant and equipment	—	365	—
Impairment loss on investment in joint venture	—	21,519	—
Loss on sale of interest in joint venture	2,970	—	—
Share of net loss of joint venture	—	7,153	2,590
Finance income	(80,145)	(4,823)	(2,549)
Finance costs	303,165	267,157	188,419
Loss on extinguishment of financial liabilities	69,378	—	27,311
Share-based payments	7,626	18,033	10,317
Exchange rate difference	(8,161)	5,183	(10,566)
Income tax benefit	14,301	(99,318)	(38,067)
Operating cash flow before movement in working capital	104,142	(283,554)	(228,861)
Increase in inventories	(49,973)	(11,304)	(32,412)
(Increase) in trade receivables	(119,063)	(8,320)	(3,576)
Decrease / (increase) in receivables with related parties	20	881	(437)
(Increase) in contract assets	(45,192)	(17,393)	(9,218)
(Increase) in other assets	(7,125)	(802)	(17,194)
(Decrease) increase in trade and other payables	(13,695)	31,772	16,442
(Decrease) / increase in contract liabilities	(31,446)	35,396	19,396
(Decrease) / increase in liabilities with related parties	(7,871)	1,280	493
(Decrease) in other liabilities	(14,299)	(5,182)	(21,384)
Cash used in operations	(184,502)	(257,226)	(276,751)
Interest received	4,617	3,649	568
Interest paid	(54,921)	(57,254)	(35,372)
Income tax paid	(2,037)	(1,354)	(834)
Net cash used in operating activities	(236,843)	(312,185)	(312,389)

Unaudited Condensed Consolidated Interim Statements of Cash Flows USD thousands
	2024	2023	2022
Cash flows from investing activities
Acquisition of property, plant and equipment	(53,661)	(33,234)	(37,880)
Disposal of property, plant and equipment	—	133	379
Acquisition of intangible assets	(3,339)	(13,239)	(11,122)
Restricted cash in connection with debt extinguishment	26,132	—	—
Restricted cash in connection with amended bond agreement	—	—	(14,914)
Proceeds from the sale in joint venture	12,000	—	—
Net cash generated from (used in) investing activities	(18,868)	(46,340)	(63,537)
Cash flows from financing activities
Repayments of borrowings	(749,082)	(99,367)	(34,714)
Repayments of principal portion of lease liabilities	(10,197)	(8,269)	(11,147)
Proceeds from new borrowings	896,263	278,831	193,678
Transaction cost from new borrowings	(4,236)	(9,004)	—
Gross proceeds from equity offering	150,451	136,879	—
Fees from equity offering	(5,812)	(4,141)	—
Proceeds from warrants	4,843	6,390	—
Stock options exercised	76	—	—
Transaction costs for amended borrowing agreements	—	—	(12,102)
Gross proceeds from the PIPE Financing	—	—	174,930
Gross PIPE Financing fees paid	—	—	(5,562)
Proceeds from the Capital Reorganization	—	—	9,827
Proceeds from loans from related parties	24,500	—	160,000
Repayment of loans from related parties	(9,500)	—	(50,000)
Net cash generated from financing activities	297,306	301,319	424,910
Increase / (decrease) in cash and cash equivalents	41,595	(57,206)	48,984
Cash and cash equivalents at the beginning of the year	11,157	66,427	17,556
Effect of movements in exchange rates on cash held	(1,324)	1,936	(113)
Cash and cash equivalents at the end of the period	51,428	11,157	66,427